2022
ANNUAL REPORT

UNIVEST FINANCIAL CORPORATION

UNIVEST®

BANKING | INSURANCE | INVESTMENTS

A letter from our Chairman & President and CEO

To Our Family of Shareholders, Customers and Employees:

Looking back on 2022, what stands out is how the Univest Family truly embraced Univest Way Fundamental #2 – Have a Growth Mindset. Our organic growth strategy was a success as every line of business exhibited strong new business development. A highlight was our impressive loan growth of 16% for the year. Additionally, we continued to make progress on our digital transformation as teams across the Corporation worked together to facilitate exciting advancements as we actively reimagine serving our customers in the digital age. As we continue this journey, our focus is on maximizing our investments by creating efficiencies in our operations and driving new business opportunities, but we will never lose sight of the importance of the human touch and delivering the exceptional, personal service for which Univest is known and has made us successful for the past 146 years.



Jeffrey M. Schweitzer, William S. Aichele

As you read through our accomplishments, you will see the forward thinking that started years ago as we made strategic investments in technology is positioning us well for the digital age. You will also see a company focused on serving customers the way they choose to be served whether it be in person or digitally with an unwavering commitment to those customers as well as our communities and employees.

In addition to making investments in technology, we also expanded our geographic footprint in 2022 as we entered Western PA and Maryland. We are excited about the teams we are building in these markets and how we can be an integral part of these communities by providing banking, insurance and wealth management solutions. We will be opening two locations in each market in the first half of 2023 and will supplement our physical presence and personal service with our digital offerings as we efficiently grow in these markets over the coming years.

We thrive at Univest because of our culture. It is the dedication of nearly 1,000 members of the Univest Family that moves the Corporation forward as we help our customers and communities achieve their financial dreams. Through our Committed to Local philanthropic giving program, we provided meaningful support for the communities we serve, and our employees got involved by giving back and embracing our Community core value. We also continued to drive awareness around diversity, equity and inclusion and feel confident our efforts will allow us to continue to build a stronger company and ensure we have a workforce and customer base reflective of the communities we serve.

Thanks to our growth mindset, long-term strategic thinking and investments, it was a successful year and we continued to move Univest forward. We have strong momentum and are confident we will continue to earn our independence and enhance shareholder value while achieving our vision of being the best integrated financial solutions provider in the markets we choose to serve. On behalf of the entire Univest Family, thank you for your trust, support and investment.

Sincerely,

William S. Aichele
Chairman

Jeffrey M. Schweitzer
Vice Chairman, President and CEO

2022 *Financial Performance*

At December 31, ***(Dollars in thousands)***	**2022**	**2021**	**2020**
Cash and interest-earning deposits	$ 152,799	$ 890,150	$ 219,858
Investment securities, net of allowance for credit losses	507,562	496,989	373,176
Net loans and leases	6,044,226	5,238,093	5,223,797
Other assets	517,429	497,189	519,665
Total assets	**$7,222,016**	**$7,122,421**	**$6,336,496**
Deposits	$ 5,913,526	$ 6,055,124	$ 5,242,715
Borrowings	440,401	213,980	311,421
Other liabilities	91,589	79,523	89,888
Total liabilities	6,445,516	6,348,627	5,644,024
Shareholders' equity	776,500	773,794	692,472
Total liabilities and shareholders' equity	**$7,222,016**	**$7,122,421**	**$6,336,496**

For the years ended December 31, ***(Dollars in thousands, except share and per share data)***	**2022**	**2021**	**2020**
Interest income	$ 252,193	$ 209,731	$ 203,945
Interest expense	33,896	21,348	29,584
Net interest income	218,297	188,383	174,361
Provision (reversal of provision) for credit losses	12,198	(10,132)	40,794
Net interest income after provision for credit losses	206,099	198,515	133,567
Noninterest income	77,885	83,224	78,328
Noninterest expense	186,774	167,409	154,998
Income before income taxes	97,210	114,330	56,897
Income taxes	19,090	22,529	9,981
Net income	**$78,120**	**$91,801**	**$46,916**
Book value per share	$ 26.53	$ 26.23	$ 23.64
Net income per share:			
Basic	2.66	3.12	1.60
Diluted	2.64	3.11	1.60
Diluted-core[1]	2.64	3.11	1.64
Dividends declared per share	0.83	0.80	0.60
Weighted average shares outstanding	29,392,606	29,402,845	29,243,773
Period end shares outstanding	29,271,915	29,500,542	29,295,052

[1]Excludes restructuring charges.



$6,500,000
$6,000,000
$5,500,000
$5,000,000
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
'20
'21
'22
Commercial Loans
Paycheck Protection Program Loans
Consumer Loans
Residential Real Estate
Lease Financings

Loan and Lease Outstandings



$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
'20
'21
'22
Non-interest income
Net-interest income

Total Revenue
(in thousands)



$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
'20
'21
'22

Net Income*
(in thousands)
*Excludes restructuring charges.



$3.50
$3.00
$2.50
$2.00
$1.50
'20
'21
'22

Diluted Earnings Per Share*
*Excludes restructuring charges.

2022 *Financial Highlights*

$7.2b
TOTAL ASSETS

8.49%
TANGIBLE COMMON EQUITY TO TANGIBLE ASSETS

1.12%
RETURN ON AVERAGE ASSETS

3.38%
NET INTEREST MARGIN

13.36%
RETURN ON AVERAGE TANGIBLE EQUITY[1,2]

(1) Tangible equity represents total shareholders' equity less goodwill and other intangible assets but includes mortgage servicing rights.
(2) Net income before amortization of intangibles to average tangible common equity.

Our Franchise

146
YEARS OF BUSINESS SUCCESS

973
EMPLOYEES MAKING IT HAPPEN

37
FINANCIAL CENTERS

17
COMMERCIAL & CORPORATE OFFICES

7
WEALTH OFFICES

4
INSURANCE OFFICES

2022 *Integrated Successes*

$4.2b
ASSETS UNDER MANAGEMENT AND SUPERVISION

$1.5b
LOANS SERVICED FOR OTHERS

$208m
TOTAL INSURANCE WRITTEN PREMIUM

$211m
EQUIPMENT FINANCE OUTSTANDINGS



74% REVENUE FROM NET INTEREST INCOME

26% REVENUE FROM FEE INCOME OPERATIONS

2022 Highlights

Growing the Business Organically

- Univest Financial Corporation had a great year led by very strong loan growth which continues to be a differentiator. We remained focused on building relationships and understanding the unique needs of our customers.
- Our loan portfolio grew by $842.8 million, or 16.0%, excluding Paycheck Protection Program loans. This was driven by increases in commercial, construction, commercial real estate, residential mortgage loans and lease financings and our continued focus on being a trusted advisor to our customers and assisting them with growing their business.
- The East Penn and NJ Commercial Banking Division maintained its success and once again closed more than $1 billion in loan commitments in 2022. The Division continues to expand and increase the capabilities of our team serving the market with a focus on driving growth in commercial real estate, healthcare and municipal lending and expanding lending to businesses seeking loans of $1 million or less.
- In Central PA, we surpassed $1.3 billion in loan outstandings while maintaining impeccable credit and profitability metrics. The commercial lending team working in the York Regional Financial Center, which opened in 2021, expanded to five relationship managers. The Ag Lending team maintained its ranking as the second largest in Pennsylvania and improved its national ranking, moving up two spots to 40th largest agricultural lender according to the American Bankers Association.
- We continued to expand our SBA Lending team with the addition of two experienced relationship managers to enhance our commitment to supporting small businesses. The expanded SBA department offers a full complement of 7A and Express products and is one of a few banks in our marketplace that provides this breadth of SBA options. In 2023, the team will expand further with the addition of SBA-experienced professionals in the Central PA, Western PA and Maryland markets.
- During 2022, our customers continued to effectively deploy excess liquidity related to pandemic linked stimulus funds. As a result, deposit balances decreased by $141.6 million or 2.3%.
- We introduced a new Treasury Management online banking portal and successfully migrated all customers. The new portal improves the client experience by serving as a central place for all of a customer's Treasury Management needs. The team continued to advocate for protecting customers' accounts with our fraud services and began offering enhanced merchant services including advanced POS systems for inventory management and virtual terminals with billing and invoicing capabilities. Treasury Management continues to be an important part of driving fee income and deepening customer relationships.
- Univest Capital, our equipment finance division, had a milestone year surpassing $100 million in originations for the first time in company history. Year-over-year, lease receivables grew by 14.5% to $211.3 million, and originations were up 10%. Originations in key vertical markets like golf/turf, commercial & industrial and medical all experienced double-digit growth. The replacement of the core operating system added self-service functionality to Capital's customers leading to improved efficiency.
- The Mortgage Banking division had a very strong year, despite rising interest rates, closing $670 million of residential mortgages and $100 million in consumer loans. Purchase transactions and new construction activity increased to partially offset a decline in refinance transactions while consumer loan closings increased 20% year-over-year.
- Girard, a Univest Wealth Division, navigated a difficult market environment by focusing on efficiently managing the business and delivering an exceptional client experience which resulted in maintaining a 97% client retention rate. In addition, 90 new households were brought on as clients and net new assets under management and supervision totaled $233 million. The division ended 2022 with $4.2 billion in assets under management and supervision. Operational improvements included a custodial conversion to Fidelity for our Trust business and moving MeetGirard.com to the Salesforce Experience Cloud platform which provides the foundation for lead generation and personalized marketing.
- Overall revenue for Univest Insurance grew by 17.3% aided by the acquisition completed in December 2021 of the Paul I. Sheaffer Insurance Agency, a full-service firm providing insurance solutions to businesses and individuals in Central Pennsylvania.
- Our Consumer Services team made several changes that positively impacted our customers including a revised fee schedule that eliminated dormancy fees and the implementation of an enhanced overdraft counseling program. Univest also became a certified Bank On partner with the launch of our Value checking account aimed at helping the underbanked population. We also increased our efforts to provide fraud education to our customers.

Impressive Loan Growth

$842.8m

LOAN GROWTH FOR THE YEAR ENDED DECEMBER 31, 2022*

16%

LOAN GROWTH FOR THE YEAR ENDED DECEMBER 31, 2022*

*Excluding Paycheck Protection Program loans.

2022 *Highlights*

Market Expansion

- In 2022, we announced our expansion into two new markets with the hiring of Matthew Cohen, Market President of the Maryland region, and Christopher Trombetta, Market President of the Western PA region. During the year, key team members have been added in both markets and we secured two regional offices in each market which are expected to open in the first half of 2023.
- In Western PA, the regional offices will be located at 1501 Ardmore Boulevard in the Forest Hills borough of Pittsburgh and 51 Dutilh Road in Cranberry Township. The Forest Hills Financial Center is directly off two main highways connecting the city of Pittsburgh with surrounding suburban communities. Its central location near these major thoroughfares offers convenience and a significant branding opportunity. Roughly 30 miles away, the Cranberry Township Financial Center is in a thriving commercial district with retail shops, company headquarters and multifamily housing developments.



Forest Hills



Cranberry Township

- The regional offices in Maryland will be located at 10801 Tony Drive in Lutherville and 175 W. Ostend Street in South Baltimore. The Lutherville location, which will be known as Univest's Greenspring Valley Financial Center, is strategically on a main commuting line between Baltimore County and the City providing easy access for customers and employees. The uniqueness of the building as well as the proximity to Green Spring Station and Johns Hopkins health care facilities supports Univest's long-term plans of being at the center of the Baltimore County community. The South Baltimore Financial Center is located adjacent to the newly invigorated Baltimore Entertainment District. Located off Interstate 95, this location provides convenient accessibility and free parking – unmatched convenience in the city of Baltimore.



South Baltimore



Greenspring Valley

- These regional offices will initially focus on meeting the lending and banking needs of local businesses and consumers. As Univest continues to build its presence in each market, we will offer our full suite of financial products and services including mortgage lending, wealth management, insurance and equipment leasing.
- An active media relations campaign has garnered coverage in local and regional publications. In addition, both market presidents were active in creating thought leadership articles that we published on the Univest blog and social media pages. This was an effective way to introduce the Univest brand in these new markets and assist in recruiting efforts.

2022 *Highlights*

Digitally Delivering Univest

- Over the past several years, we have made purposeful investments in technology platforms with a goal of delivering a digital experience that has the personal, human touch and exceptional service for which Univest is known. Significant progress has been made on building the operational environment necessary to be available to customers on a 24/7 basis and serving them in a way that aligns with their preferences.
- The work being done allows for enhanced access to data which lays the foundation to better know our customers, personalize their experiences, inform recommendations and, ultimately, deliver an outstanding customer experience. Thanks to this groundwork, we will be able to shift to a personalized marketing strategy as we will learn customer preferences and adjust their experience with the goals of offering the solutions they seek, generating leads and driving revenue.
- A key piece of how we connect with customers and prospects is through our website. In 2022, we began to reimagine univest.net with a focus on how our website can be an integral part of our future state personalization strategy. The new site, launching in the first quarter of 2023, is being built on the Salesforce Experience Cloud platform, leveraging learnings garnered from the MeetGirard.com pilot completed in 2022. The redesign was purposefully focused on leading with our business solutions and will have an enhanced visual design that features a more modern and sophisticated look and feel. We have also reimagined how content is organized to create an improved user experience and better meet customer needs.
- Our digital transformation also impacts how we communicate with our customers. As we continue to optimize our use of Salesforce Marketing Cloud, we have made significant advances towards our goal of transitioning from mass, general messaging to personalized communications that deliver timely and relevant messages tailored to a customer's needs. We continue to use automation to engage with new customers and cross-sell our products. Through data-informed "journeys" that utilize a combination of emails, surveys and calling efforts, we strive to raise awareness, engagement and product adoption across our integrated platform of financial solutions.
- We continued to make progress on our vision to create a fully digital, end-to-end commercial loan origination system by adding automation and expanding our use of the nCino operating system which resides within the Salesforce ecosystem. Our goal is to bring all commercial loans onto the nCino platform in 2023. New features will focus on driving consistency, increasing productivity, centralizing data collection and providing additional tools for risk management and compliance.
- Another key initiative on our digital evolution is our partnership with Amount Small Business which will allow customers to apply for small business credit and open commercial deposit accounts online. We are excited to begin offering our customers streamlined credit decisioning and electronic document execution via DocuSign in 2023.
- On the consumer side, we introduced Meridian Link, a system for originating and closing unsecured loans and lines of credit which enables automated decisioning and faster turn times. Meridian Link has been integrated into the Univest website and mobile app and is also being used in our Financial Centers. Prior to Meridian Link, it took an average of 20 days for a customer to receive funds, today customers can have their money in as little as three days.
- Our consumer customers continued to embrace our digital solutions and we saw a 95% retention rate of active online and mobile users as well as a 71% increase in mobile wallet enrollment. Digital adoption also increased for online bill pay, Remote Deposit Anywhere and Zelle.

Digital Transformation Timeline

2017, 2018 & 2019

- Salesforce fully implemented as a sales and customer relationship management tool
- New online banking platform and mobile app launched for consumers
- Salesforce Marketing Cloud (SFMC) implemented
- nCino pilot for commercial loans less than $1 million

2020

- Salesforce, DocuSign, SFMC all used to swiftly navigate the Paycheck Protection Program
- OpenAnywhere launched for online account opening for personal checking and savings
- Secure chat accounts for 40% of customer support team's customer interactions
- nCino implemented for Univest Business Banking Express product

2021

- SFMC used to deploy cross-sell and new customer onboarding journeys
- Salesforce used to facilitate PPP forgiveness application process
- Additional automation via nCino including automated loan scoring and credit review

2022

- Meridian Link implemented for originating and closing unsecured loans
- Schedule an appointment on MeetGirard.com
- New Treasury Management online banking platform implemented and customers converted
- Added eSign capabilities for consumer documents
- Creation of data lake to serve as foundation for data analytics and personalization

2023

- Launch of redesigned univest.net
- Ability to apply online for a business loan
- Online opening for business deposit accounts
- Use of nCino to process loans greater than $1 million
- Launch of small business onboarding journey via SFMC
- Enhancements to data analytics capabilities and begin personalized marketing via SFMC

2022 *Highlights*

Cultivating the Univest Culture

- While the "Great Resignation" continued in 2022, for the third year in a row, Univest's annual turnover rate of 19% continued to be well below the industry average of 28%.
- We hired 242 new employees in 2022. Our ability to attract new talent is a result of increased participation in recruiting efforts across lines of business as well as increased marketing and social media support including posting our positions with 20 national sites that focus on diverse candidates.
- Efforts to attract and retain talent included increasing our employee referral bonus and offering incentives including signing bonuses, flexible hybrid work schedules and a comprehensive benefits package with extensive wellness initiatives. New wellness options included a financial wellness program, health challenges to increase steps and standing, weight management counseling and behavioral health webinars to support our employees' mental health.
- In 2022, we opened a new training center and provided more than 17,000 hours of training to our employees as well as an additional 6,000 hours of compliance training. Expanded course offerings included sessions on emotional intelligence and performance communication.
- As most of the Univest Family continued with a hybrid schedule, we recognize that "culture is king" and worked proactively to cultivate our culture. In the spirit of keeping our employees engaged and connected, we brought back in-person Service Awards that celebrate employees reaching a 5-year milestone, a Veterans Day breakfast and Holiday Socials at seven locations across our service area.
- Over the course of the year, we executed on our strategic plan around diversity, equity and inclusion which is also an important part of our culture.
- All Univest employees completed a full-day, in-person learning session on unconscious bias which was facilitated by volunteers from across the organization. Moving forward, this session will be included during new hire orientation to ensure that all members of the Univest Family receive this important information.
- The next wave of learning is currently in the works and will be rolled out to the Univest Family in 2023 as we continue to cultivate an inclusive environment, encourage open, honest conversations and improve overall skills and awareness.
- We also continued to publish our DE&I newsletter, Univest United, to drive awareness on DE&I topics and share insight from the diverse members of the Univest Family so we can learn about and appreciate each other more. In the fourth quarter, we also introduced a weekly email that features a quote that speaks to diversity, equity and inclusion to keep this important topic top of mind.
- During 2022, we hired a DE&I Manager to cultivate a supportive and inclusive work environment and implement inclusion programs. We also have a DE&I Liaison who works on engaging employees, participates in local and national DE&I networks and stays current on DE&I developments.

2022 Snapshot

42
IMPLICIT BIAS SESSIONS

6
NEWSLETTER ISSUES

6,691
NEWSLETTER VIEWS

1,014
EMPLOYEES WHO COMPLETED SESSIONS

15
VOLUNTEER FACILITATORS

40
EMPLOYEE STORIES FEATURED

Visibility in our Communities

- Over the course of 2022, our marketing and communications efforts remained consistent with a focus on brand awareness of the commercial bank, home loans and small business banking while also actively promoting commercial insurance and wealth solutions. Our efforts educated our audiences and raised awareness of Univest and our commitment to our communities.
- The See What's Possible campaign was delivered through digital, print and billboard in the Delaware Valley, Lehigh Valley and Central PA markets. The campaign featured Univest commercial bank customers, reinforced our relationship-focused approach and highlighted Univest's ability to help customers navigate their complex financial needs.
- An active media relations campaign featured subject matter experts from Univest and Girard, our wealth division, in local, regional and national publications allowing us to position the team as a trusted financial resource.
- We remained steadfast in our commitment to give back through our Committed To Local philanthropic program. This dedication to giving back is one of the things that differentiates us in the markets we serve and we were proud to support nonprofit organizations with financial contributions totaling $2.5 million. An important part of our philanthropy is rolling up our sleeves and getting involved. We are grateful that the Univest Family embraced our Community core value and collectively volunteered more than 12,300 hours. To make it easy to get involved, we organized 25 Connecting with Community volunteer events for our employees with organizations such as Manna on Main Street, Haven House, Friends of the Wissahickon and ArtsQuest.
- We were excited to deepen relationships with many community organizations. One highlight is our new partnership with Lehigh Valley Public Media, home of PBS39 and 91.3 WLVR News. Univest became the naming sponsor of the organization's 29,000-square foot multimedia facility located on the Steel Stacks campus in South Bethlehem which is now called the "Univest Public Media Center." The organization's mission of making our community better tomorrow than it is today aligns with Univest's 146-year history of serving the financial and philanthropic needs of the local community.
- Another exciting highlight was Univest being honored by the Camphill Special School as Corporate Partner of the Year. In addition to supporting Camphill financially, members of the Univest Family volunteered at Camphill's Foxfield Farm for one of our Connecting With Community volunteer projects.
- Univest was also proud to serve as the presenting sponsor for the United Way of Bucks County's Stuff the Bus program. In addition to supporting this program financially and hosting collections for school supplies at our offices, members of the Univest Family volunteered to help package and distribute the supplies – another great example of our holistic approach to giving back.
- Our giving through the Pennsylvania Educational Improvement Tax Credit program is an important aspect of our Committed To Local philanthropic program that truly impacts the communities we serve. These funds supported 69 private and public schools and educational improvement organizations across our markets.
- Promoting financial literacy remained a priority and Univest continued its partnership with two financial education innovators, EverFi and Inkwiry, to provide more than 4,000 students with access to interactive online courses that educate on critical financial concepts. In addition, we continued to promote thought leadership from our team of financial professionals through informative blog articles, videos, emails and webinars. Through our social channels we strive to be an educational resource that customers and community members can turn to for insight and guidance on financial topics.

Philanthropic Year in Review



14%
1%
19%
20%
46%
Youth & Education
Community & Economic Development
Health & Social Services
Arts & Culture
Other

$2.5m
TOTAL FINANCIAL CONTRIBUTIONS

417
ORGANIZATIONS SUPPORTED FINANCIALLY

312
ORGANIZATIONS SUPPORTED THROUGH VOLUNTEER SERVICE

12,324
VOLUNTEER HOURS

4,362
STUDENTS EDUCATED

25
CONNECTING WITH COMMUNITY VOLUNTEER EVENTS

Univest Financial Corporation

Listing as of January 1, 2023

Senior Leadership Team

Jeffrey M. Schweitzer
Vice Chairman, President, and Chief Executive Officer, Univest Financial Corporation and Chief Executive Officer, Univest Bank and Trust Co.

Michael S. Keim
President, Univest Bank and Trust Co. and Chief Operating Officer, Univest Financial Corporation

Brian J. Richardson
Senior Executive Vice President and Chief Financial Officer, Univest Financial Corporation and Univest Bank and Trust Co.

Megan D. Santana, Esq.
Senior Executive Vice President, Chief Risk Officer, General Counsel and Corporate Secretary, Univest Financial Corporation and Univest Bank and Trust Co.

Dana E. Brown
President, Consumer Services, Univest Bank and Trust Co.

Matthew L. Cohen
Market President, Maryland, Univest Bank and Trust Co.

Eric W. Conner
Senior Executive Vice President and Chief Information Officer, Univest Financial Corporation

Ronald R. Flaherty
President, Univest Insurance, LLC

David W. Geibel
President, Girard, a Univest Wealth Division

Brian E. Grzebin
President, Mortgage Banking, Univest Bank and Trust Co.

John T. Haurin
Market President, East Penn & NJ, Univest Bank and Trust Co.

Thomas J. Jordan, IV
Market President, Central PA, Univest Bank and Trust Co.

Patrick C. McCormick
Executive Vice President and Chief Credit Officer, Univest Bank and Trust Co.

Christopher M. Trombetta
Market President, Western PA, Univest Bank and Trust Co.

Briana J. Doña
Executive Vice President and Managing Director of Innovation, Univest Bank and Trust Co.

M. Theresa Fosko
Executive Vice President and Director of Human Resources, Univest Financial Corporation

---

Board of Directors

Listing as of January 1, 2023

William S. Aichele
Chairman, Univest Financial Corporation and Univest Bank and Trust Co.; Retired President and Chief Executive Officer, Univest Financial Corporation and Univest Bank and Trust Co.

Jeffrey M. Schweitzer
Vice Chairman, President, and Chief Executive Officer, Univest Financial Corporation and Chief Executive Officer, Univest Bank and Trust Co.

Roger H. Ballou
Former Director, President and Chief Executive Officer, CDI Corporation; Chairman, Bread Financial Holdings

Joseph P. Beebe
Former Managing Director and Co-Head, of the Insurance and Asset Management Group of Keefe Bruyette and Woods, Inc.; Member of the President's Advisory Council as well as the Institute for Creativity and Entrepreneurship Advisory Council at Villanova University

Todd S. Benning
Principal, DunlapSLK, PC

Suzanne Keenan
Member of the Board of Trustees of North American Electric Reliability Corporation

Glenn E. Moyer
Chief Executive Officer, Live Oak Strategies, LLC

Natalye Paquin, Esq.
Chief Operating Officer, Rockefeller Foundation; Member of the Board of Directors of Bloomerang

Thomas M. Petro
Managing Partner of 1867 Capital Partners, LLC; Former President and Chief Executive Officer of Fox Chase Bancorp; Member of the Board of Directors of Fintegra, LLC

Michael L. Turner
Partner, Marshall, Dennehey, Warner, Coleman & Goggin

Robert C. Wonderling
Executive Director, Faith and Liberty Discovery Center

Charles H. Zimmerman
Senior Leadership, Calvary Church of Souderton; Lead Director, Clemens Family Corporation

Martin P. Connor (Alternate Director)
Chief Financial Officer, Toll Brothers, Inc.; Member of the Federal Reserve Bank of Philadelphia Economic and Community Advisory Council

---

Wholly-Owned Subsidiaries

Univest Bank and Trust Co.
Univest Capital, Inc.
Univest Insurance, LLC
Girard Advisory Services, LLC
Girard Benefits Group, LLC
Girard Investment Services, LLC
Girard Pension Services, LLC

Please visit univest.net for a complete list of locations for Univest Financial Corporation and our subsidiaries.

Shareholder Information

Shareholders' Meeting

The Annual Shareholders' Meeting will take place at 9:00 a.m. on Wednesday, April 26, 2023 at Indian Valley Country Club, 650 Bergey Road, Telford, PA 18969. There will also be an option to attend virtually.

Univest Stock Transfer Agent

For more information on Univest Financial Corporation common stock contact Broadridge Corporate Issuer Solutions or visit www.ir.univest.net.

Regular Mail Communications:
Broadridge Corporate Issuer Solutions, Inc.
PO Box 1342
Brentwood, NY 11717

Phone Number: 866-321-8021
Email Address: shareholder@broadridge.com
Website: https://investor.broadridge.com

Overnight Mail Communications:
Broadridge Corporate Issuer Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 11717

Univest Shareholder Contact

For more information on Univest Financial Corporation please call 877.723.5571.

Common Stock Information

Traded on the NASDAQ National Market, symbol: UVSP.

ESG Report

Being a responsible corporate citizen is at the core of how we operate. Environmental, social and governance (ESG) considerations are incorporated into our culture and integrated into the policies and principles that govern the way we do business. To view our 2022 ESG report which provides a comprehensive view of our efforts in these areas visit www.ir.univest.net.

OUR BANK IS RATED 5-STARS BY BAUER
www.bauerfinancial.com
AWARDED JANUARY 2023

"He gives strength to the weary and increases the power of the weak… but those who hope in the Lord will renew their strength. They will soar on wings like eagles; they will run and not grow weary, they will walk and not be faint."
- Isaiah 40:29, 31

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